ARIZONA STAR RESOURCE CORP.

220 Bay Street, Suite 1405

Toronto, Ontario M5J 2W4

(416) 359-7800

NOTICE OF ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, 39th Floor, Fraser/Beatty Room, 100 King Street West, Toronto, Ontario, on Tuesday, the 24th of January, 2006, at the hour of 4:30 pm in the afternoon (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2005, (with comparative statements relating to the preceding fiscal period), together with the report of the auditors thereon;

2.

To fix the number of directors at five (5);

3.

To elect directors;

4.

To appoint the auditors and to authorize the directors to fix their remuneration;

5.

To consider, and if thought advisable, to approve the Shareholder Rights Plan as described in the Information Circular;

6.

To consider and, if thought advisable, to pass, with or without modification, a special resolution of the Company removing the application of the Pre-Existing Company Provisions, as provided for in the Business Corporations Act (British Columbia), and altering the Notice of Articles of the Company accordingly, as described in the Information Circular;

7.

To consider and, if thought advisable, to pass, with or without modification, a special resolution of the Company cancelling the current articles of the Company and adopting a new form of articles for the Company to reflect the Business Corporations Act (British Columbia), as described in the Information Circular; and

8.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular and form of proxy.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 28th day of November, 2005.

BY ORDER OF THE BOARD

“Thomas C. Dawson”

Chief Financial Officer and Corporate Secretary

INFORMATION CIRCULAR

(Containing information as at November 24, 2005, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Arizona Star Resource Corp. (the “Company”) for use at the Annual and Extraordinary General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Tuesday, the 24th day of January, 2006, (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Paul A. Parisotto, the President and CEO and a director of the Company, and James S. Anthony, the Chairman of the Board. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at the 15th Floor, Suite 1500, The Grosvenor Building, 1040 Georgia Street, Vancouver, British Columbia V6E 4H8 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular, and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation, or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000	common shares without par value
Issued and Outstanding:	41,600,937(1)	common shares without par value
(1) As at November 24, 2005

Only shareholders of record at the close of business on December 21, 2005 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders or who is holding a proxy on behalf of a shareholder who is not present at the Meeting will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at November 24, 2005, are:

Name	Number of shares	Percentage
CDS & Co.	25,125,986	60.4%
CEDE & Co.	12,603,599	30.3%

Note:

Pan Atlantic Bank and Trust Ltd. of Barbados holds 13,653,300 shares (32.82%), which are included in the figures above.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five (5) directors and it is intended to set the number of directors at five (5) and to elect five (5) directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The table and notes thereto below set out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof. The table and notes reflect the current positions held by these nominees.

Name, municipality of residence and position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous service as a Director/Officer	Number of common shares beneficially owned or, directly or indirectly, controlled
James S. Anthony(1) (2) (3) (4) Toronto, Ontario, Canada Chairman of the Board	Chairman, Seabridge Gold Inc., a publicly traded gold company since 1999	Since December 2004	Nil
Thomas C. Dawson Toronto, Ontario, Canada Director, CFO, Secretary	Corporate Director	Since December 2004	2,000
Rudi P. Fronk(1) (2) (3) (4) Toronto, Ontario, Canada Director	President and CEO, Seabridge Gold Inc., a publicly traded gold company since 1999	Since December 2004	5,000
Paul A. Parisotto Oakville, Ontario, Canada Director, President and CEO	President, Coniston Investment Corp., an investment banking company since 1999	Since December 2004	Nil
T. James Smolik(1) Blaine, Washington, United States Director	Independent Consultant, Metallurgical Engineer	Since November 2005	Nil

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance Committee.

(4)

Member of the Special Committee of Independent Directors.

As of November 24, 2005, the directors and executive officers of the Company, as a group, hold 7,000 common shares of the Company. Each director holds office until the next general meeting of the Company, at which directors are elected.

NOTES:

1)

The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

The Company does not at present have an executive committee.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee, including the text of the audit committee’s charter, composition of the audit committee, and the fees paid to the external auditor. This information with respect to the Company is provided in Schedule “D”.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 or more, whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, Paul A. Parisotto, President and CEO, and Thomas C. Dawson, Chief Financial Officer and Corporate Secretary. The other Named Executive Officers in place during the years ended April 30, 2005, 2004, and 2003, are also disclosed in the table below. As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended April 30, 2005, 2004, and 2003, to the Named Executive Officers. The Company has no other executive officers to whom it paid cash or non-cash compensation. See “Management Contracts”.

Summary of Compensation Table

		Annual compensation			Long term compensation
					Awards		Payouts
Name and principal position	Year(1)	Salary ($)	Bonus ($)	Other annual compensation	Securities under options granted (#)(2)	Shares or units subject to resale restrictions ($)	LTIP payouts ($)	All other compensation
Roger Richer(3) President (until December 16, 2005)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
Mark Corra(3) Chief Financial Officer (until December 21, 2005)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
Paul A. Parisotto(4) President and Chief Executive Officer, Director (appointed December 16, 2004)	2005 2004 2003	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	75,000 N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A
Thomas C. Dawson(5) Chief Financial Officer, Corporate Secretary, Director (appointed July 1, 2005)	2005 2004 2003	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	75,000 N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil N/A N/A

(1)

Financial years ended April 30.

(2)

Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at yearend.

(3)

The Company did not compensate Messrs. Richer or Corra directly; however, Messrs. Richer and Corra received remuneration as officers of Bema Gold Corporation (“Bema”), a portion of which was charged to the Company by Bema pursuant to the Management Agreement between the Company and Bema. See “Management Contracts” for further details.

(4)

Mr. Parisotto’s services are compensated under a Management Contract between the Company and Coniston Investment Corp. See “Management Contracts” section below.

(5)

Mr. Dawson receives a salary of $44,000 annually for his services as Chief Financial Officer, effective July 1, 2005. Since his appointment as Chief Financial Officer, he no longer receives a director’s remuneration.

Long-term incentive plan

Long-term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIPs during the recently completed fiscal year ended April 30, 2005.

Stock appreciation rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended April 30, 2005.

Option grants in last financial year

The following chart outlines the options granted in the last financial year:

Options Granted During the Most Recently Completed Financial Year(1)

Name	Common shares under options	Per cent of total options	Exercise or base price ($/security)	Market value of securities underlying options at time of granting	Expiration date
James S. Anthony	75,000	20%	$7.00	$6.99	December 20, 2009
Thomas C. Dawson	75,000	20%	$7.00	$6.99	December 20, 2009
Rudi P. Fronk	75,000	20%	$7.00	$6.99	December 20, 2009
Paul A. Parisotto	75,000	20%	$7.00	$6.99	December 20, 2009

(1)

75,000 options were granted to T. James Smolik upon his appointment to the Board of Directors in November 2005, with an exercise price of $5.80 per common share and an expiration date of November 8, 2010.

Aggregated Option Exercises During the Most Recently Completed Financial Year and\

Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended April 30, 2005, by the Named Executive Officers and the financial yearend value of unexercised options on an aggregated basis:

Name	Securities acquired on exercise (#)	Aggregate value realized ($)(1)	Unexercised options at financial year-end (# exercisable/ unexercisable)	Value of unexercised in-the-money options at financial year-end ($)(2) exercisable/ unexercisable
Mark Corra	40,000	$234,000	0/0	0/0
Paul A. Parisotto	Nil	Nil	0/75,000	0/0
Thomas C. Dawson	Nil	Nil	0/75,000	0/0

(1)

Value using the closing price of common shares of the Company on the TSX Venture Exchange (the “Exchange”) on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on April 30, 2005, being the last trading day of the Company’s shares for the financial year, of $5.50 per share, less the exercise price per share.

Termination of employment, change in responsibilities and employment contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, except in the case of the Management Contract for the services of Paul A. Parisotto, the details of which are outlined in the “Management Contracts” section.

Compensation of directors

Effective December 16, 2004, the Company provides compensation to its directors at a rate of $5,000 each per quarter. Incentive stock options may be granted from time to time to the Company’s directors. In December 2004, 75,000 options were issued to each of the four directors elected at the time and 75,000 options were issued to T. James Smolik when he joined the Board in November 2005.

The following table sets forth details of all exercises of stock options during the last financial year ended April 30, 2005, by directors who are not Named Executive Officers of the Company, as a group, and the financial yearend value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial YearEnd Option Values

of Directors Who Are Not Named Executive Officers

Name	Securities acquired on exercise (#)	Aggregate value realized ($)(1)	Unexercised options at financial year-end (# exercisable/ unexercisable)	Value of unexercised in-the-money options at financial year-end ($)(2) exercisable/ unexercisable
Clive Johnson	100,000	$586,000	0/0	0/0
Steve Kay	50,000	$289,500	0/0	0/0
Barry Rayment	50,000	$287,500	0/0	0/0
James S. Anthony	0	$0	0/75,000	0/0
Rudi P. Fronk	0	$0	0/75,000	0/0

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on April 30, 2005, being the last trading day of the Company’s shares for the financial year, of $5.50 per share, less the exercise price per share.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the cumulative shareholder return for $100 invested in common shares of the Company on April 30, 2001, compared with the cumulative total return of the S&P/TSX Venture Composite Index, the S&P/TSX Composite Index, and the S&P/TSX Capped Gold Index for the past four years.

CORPORATE GOVERNANCE DISCLOSURE

Pursuant to National Policy 58201, Corporate Governance Guidelines and National Instrument 58101, Disclosure of Corporate Governance Practices (hereinafter collectively the "Corporate Governance Guidelines"), companies are required to provide disclosure with respect to their corporate governance practices. The Board and senior management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company's approach to corporate governance disclosure is described below.

Mandate of the Board of Directors

The Company’s Board of Directors is responsible for the supervision of the management of the Company’s business and affairs. Under its governing statute, the Business Corporations Act (British Columbia), the Board is required to carry out its duties with a view to the best interests of the Company. The Board specifically recognizes its responsibility for the following areas:

(a)

representing the interests of the shareholders in all significant decisions affecting the Company and ensuring that shareholders are kept informed of developments affecting their Company;

(b)

reviewing and approving corporate objectives, goals, and strategies with a view to enhancing shareholder value;

(c)

reviewing and approving the Company’s operating plans and monitoring performance;

(d)

reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(e)

acting diligently to ensure that the Company fulfills its legal and regulatory requirements;

(f)

evaluating the effectiveness of senior management and establishing their compensation; and

(g)

evaluating whether or not directors receive the information they require to perform their duties as directors.

The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

Board of Directors – Independence

The Board of Directors of the Company facilitates its exercise of independent supervision over management by having meetings of the Board of Directors, both with and without members of the Company's management (including members of management who are also directors) being in attendance and by having three independent directors on the Board of Directors, being James S. Anthony, Rudi P. Fronk and T. James Smolik. The directors of the Company who are not independent are Paul A. Parisotto and Thomas C. Dawson by reason of the fact that each of them is an executive officer and member of management of the Company. The Corporate Governance Committee is responsible for reviewing and recommending a suitable approach for the Company to assess director performance.

At present, in addition to those matters that must by law be approved by the Board, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Company.

Directorships

The following directors of the Company are also directors of the following other reporting issuers:

Name of director of the company	Names of other reporting issuers
James S. Anthony	Seabridge Gold Inc.
Thomas C. Dawson	SouthernEra Diamonds Inc.; WFI Limited; Anvil Mining Limited; R Split II Corp.; Energy Split Corp. II; Energy Split Corp.

Rudi P. Fronk	Seabridge Gold Inc.
Paul A. Parisotto	None
T. James Smolik	None

Orientation and continuing education

All new directors receive a comprehensive orientation. They are briefed on the role of the Board and its committees and directors and on the Company's structure, financial position, regulatory environment and other aspects of its business. Extensive documentation on the Company is also provided to them. This is consistent with the Corporate Governance Guidelines and enables a new director to better understand the Company and his or her role and responsibilities.

Ethical business conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a Code of Business Ethics that provides ethical guidelines for directors and officers of the Company. The full text of the Code of Business Ethics is available to Shareholders upon request from the Company. The Board of Directors also monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements, such as those of the relevant securities commissions and stock exchanges. The Board of Directors believes that the foregoing in combination with the fiduciary duties and other restrictions imposed on individual directors under the Company's governing corporate legislation and the common law have been sufficient to ensure that the directors act in the best interests of the Company.

Nominations of directors

The Board of Directors has not appointed a nominating committee. The directors are responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board of Directors and the necessary competencies and skills of the Board of Directors as a whole and of each director individually. New nominees are expected to have a track record in general business management, special expertise in an area of strategic interest to the Company, and the ability to devote the time required to the duties of the Board of Directors.

Compensation

The Compensation Committee is presently composed of two directors, both of whom are independent directors. During 2004, the Committee developed and obtained Board approval of the two-tiered vesting requirements for insider options. Reporting to the full Board of Directors, this Committee is mandated to:

1.

On an annual basis, review the total compensation of the President and CEO and of the CFO against their performance, mandates, and goals and make recommendations on their compensation to the Board;

2.

Review, approve, and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Company’s options program in conformity with the Company’s Option Plan; and

3.

Review on an annual basis the Company’s overall hiring and compensation practices with reference to industry norms.

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Committee. The Company’s executive compensation program consists of an annual base salary and a longer term component consisting of stock options, however, the Committee may also recommend a bonus for management or its directors in the future.

Compensation Philosophy and Determination

The guiding philosophy of the Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating; that will attract, hold, and inspire qualified executives; that will encourage performance by executives to enhance the growth and development of the Company and its subsidiaries; and that will balance the interests of the executives and those of the shareholders. Achievement of these objectives is expected to contribute to an increase in shareholder value.

The Committee positions its executive compensation at or near the low end of the range of compensation levels for comparative companies. While stock option grants to executives are low by comparison to comparative companies, the Company considers more modest grants appropriate given the stage of development of the Company’s main asset. The comparative companies are natural resource companies involved in the acquisition, exploration, financing, development, and operation of mineral properties.

When possible, the Committee reviews independently prepared surveys, which provide competitive data reflecting comparable knowledge, skills and talents, and the compensation paid. In addition, the Committee collects and reviews relevant compensation data for companies similar to the Company from publicly available information. Variables such as corporate size and earnings and rates of growth all have an influence on compensation levels and are analyzed and considered in setting compensation.

Other Board committees

Special Committee of Independent Directors

In response to a proposed offer to the Company’s shareholders announced by Bema (the “Proposed Offer”) on December 20, 2004, the directors appointed a Special Committee of Independent Directors of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all of the Company’s shareholders. The Special Committee determined it would require both legal and financial advisory expertise and entered into a detailed selection process of interviewing firms and receiving work proposals and fee estimates.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer. The shareholder value maximization process continues through this Special Committee.

Corporate Governance Committee

The Corporate Governance Committee is composed of two directors, both of whom are independent directors. This Committee has prepared and obtained approval by the Board of the Code of Business Ethics, which incorporates policies on Fair Disclosure, Insider Trading, and Conflict of Interest. Reporting to the full Board of Directors, this Committee is mandated to:

1.

Prepare and recommend to the Board on an annual basis proposed goals for the Company and its President and CEO and a mandate for the President and CEO;

2.

Ensure that the Board is adequately informed of developments and issues within the Company such that it is able to fulfill its duties and responsibilities;

3.

Ensure that the Board reviews and approves all major corporate decisions that could reasonably be expected to affect shareholder value;

4.

Assess the effectiveness of the Board as a whole, of each of the directors, and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board;

5.

Conduct an annual discussion among non-management directors on the role and effectiveness of independent directors;

6.

Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

7.

Oversee the administration of the Company’s Code of Business Ethics;

8.

Oversee an annual review of each director’s business interests in accordance with the Company’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Company and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Company and its shareholders; and

9.

Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company, nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer, or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year-end:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a]) (c)
Equity compensation plans approved by shareholders	375,000(1)	$5.80	1,225,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	375,000(1)	$5.80	1,225,000

(1)

Of the 560,000 options outstanding as at April 30, 2004, during the year, 485,000 stock options were exercised. As well, 825,000 options were granted in May 2004 to directors, officers, and employees of the Company, which were subsequently cancelled. See Note 7 – Capital Stock and Contributed Surplus of the Notes to the Consolidated Financial Statements for the year ended April 30, 2005, for additional information.

(2)

An additional 75,000 options were issued in November 2005 to T. James Smolik.

Pursuant to the Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) effective September 15, 2003. The Plan was approved by the shareholders of the Company at the Company’s annual general meeting held on October 23, 2003.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees, and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares that may be issued pursuant to options previously granted and those granted under the Plan will be a maximum of 2,000,000 common shares, being approximately 5% of the issued and outstanding shares of the Company at September 15, 2003, the date of the Plan. There are currently 450,000 options outstanding. The number of shares that may be reserved for issuance to any one individual may not exceed 2% of the issued shares in any 12month period or 1% if the optionee is engaged in investor relations activities or is a consultant. The Plan provides that if a change of control of the Company, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder, further described below.

The Board of Directors established and communicated a new policy for the vesting of options granted to directors, officers, and employees, effective December 21, 2004. The vesting policy with respect to officer, director, and employee options was adopted to ensure that options are not exercisable unless the Company’s shareholders have achieved superior returns. The 75,000 options granted to each of James S. Anthony, Rudi. P. Fronk, Thomas C. Dawson, and Paul A. Parisotto, exercisable at $7.00 for five years, and those issued in November 2005 to T. James Smolik, exercisable at $5.80 for five years, only vest, under the new policy, if (1) the shares of the Company trade above C$12.40 for 10 consecutive trading days ($12.40 representing the estimated net asset value per share of the Company’s 25% interest in the Cerro Casale Project at commodity prices in effect in December 2004) and (2) the Company’s share price performance has exceeded the performance of the TSX Gold Index by more than 20% over the six months preceding the satisfaction of the test in (1). These options were granted pursuant to the Company’s shareholder-approved option plan described above and are governed by the terms of that plan, which provides, among other things, that the Board of Directors may, in its discretion, allow options to be exercised if a formal takeover bid for the Company’s shares has been made to shareholders, but solely for the purpose of enabling option holders to tender the shares underlying their options to the take-over bid.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the directors or any proposed management nominee for election as a director of the Company is or, during the 10 years preceding the date of this Information Circular, has been a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company, in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company or exercising control or direction over common shares of the Company or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since May 1, 2004 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

Roger Richer, Clive Johnson, and Mark Corra, directors and/or officers and/or shareholders of the Company during the last completed financial year, are also directors and/or officers and/or shareholders of Bema. The services of Messrs. Richer, Johnson, and Corra when provided to the Company in officer or employee capacities were charged to the Company by Bema pursuant to the Management Services Agreement. See “Management Contracts” for further details.

As at April 30, 2005, the Company had accounts payable to Bema in the amount of $32,422.

MANAGEMENT CONTRACTS

Bema Gold Corporation

Under the terms of a management agreement dated April 28, 1993 (the “Management Services Agreement”), the Company agreed with Bema that Bema would provide to the Company office space, furnishings and equipment, communications facilities, secretarial and administrative services, and personnel necessary to fulfill the day-to-day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company, and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $2,500 and to reimburse Bema for all reasonable direct costs, expenses, and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the Bema personnel providing services on behalf of the Company. The Management Services Agreement was for an initial period of 12 months with an option to extend the agreement for additional 12month terms upon agreement between the parties. The Management Services Agreement was cancelled by both parties effective May 4, 2005, with services reverting to the Company’s management.

For the period May 1, 2004, to April 30, 2005, the Company was charged an aggregate of $190,700 for management fees and reimbursement of expenses, including time spent by Bema personnel on the Company’s affairs under the Management Services Agreement.

In addition, $98,078 was charged as a recovery of a proportioned amount of the Minera Bema Gold (Chile) Ltda. exploration office costs under the Management Services Agreement.

Coniston Investment Corp.

During the year, the Company entered into a Management Contract with Coniston Investment Corp. (“Coniston”) for the services of Paul A. Parisotto as President and CEO of the Company effective January 1, 2005. The contract calls for an annual fee of $180,000, payable monthly plus applicable taxes, as well as reimbursement for out-of-pocket expenses incurred on behalf of the Company. The contract amount was amended by agreement of both parties to $150,000 annually effective August 1, 2005. The contract renews annually unless either party terminates it with 60 days’ notice. The Management Contract includes a provision for a lump-sum payment of one year’s annual fee ($150,000) in the event of a change in control.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on May 1, 1997.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Rights Plan

Pursuant to a shareholder rights plan agreement made between Computershare Investor Services Inc. and the Company dated as of November 9, 2005, the Board of Directors of the Company unanimously adopted the Shareholder Rights Plan. The full text of the agreement containing the Shareholder Rights Plan is available to shareholders upon request from the Company.

The Shareholder Rights Plan has received the approval of the TSX Venture Exchange (the "Exchange"), subject to shareholder ratification within six months of the adoption of the Shareholder Rights Plan.

The Board of Directors of the Company considered the existing framework for takeover bids in Canada and concluded that (i) the time provided for responding to a bid was insufficient in order to evaluate the bid or to review options available to a corporation, (ii) a shareholder may feel pressure to tender to a bid for less than all of the shares in order to avoid being left with illiquid holdings, and (iii) a person seeking control may attempt accumulation of shares in a manner that would avoid regulation.

The following is a summary of the principal terms of the Shareholder Rights Plan, which is qualified in its entirety by reference to the text of the Shareholder Rights Plan:

Effective Date	The effective date of the Shareholder Rights Plan is November 9, 2005 (the “Effective Date”).
Term

The Shareholder Rights Plan will terminate on the sixth anniversary of the Effective Date, subject to ratification by the shareholders at the Meeting and to reconfirmation by the shareholders at the third annual shareholders’ meeting thereafter.

Issue of Rights	On the Effective Date, one right (a “Right”) is issued and attaches to each common share of the Corporation (“Common Share”) outstanding and will attach to each Common Share subsequently issued.
Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable eight business days (or such later date as may be determined by the Board of Directors) (the “Separation Time”) after a person has acquired or commences or publicly announces or discloses its intention to commence a takeover bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan (a “Permitted Bid”).

The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after the Separation Time, each Right (other than those held by the Acquiring Person) will permit the purchase of C$100 worth of Common Shares (at the market price on the date of the Flip-in Event) for C$50 (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates that will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

1)   the takeover bid must be made by way of a takeover bid circular;

2)   the takeover bid must be made to all holders of Common Shares;

3)  the takeover bid must be outstanding for a minimum of 60 days and the Common Shares tendered pursuant to the takeover bid may not be taken up and paid for prior to the expiry of such 60day period and only if at such time more than 50% of the Common Shares held by the shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the takeover bid and not withdrawn;

4)   the Common Shares deposited pursuant to the takeover bid may be withdrawn at any time before they are taken up and paid for; and

5)   if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within such 60day period, then the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that, subject to applicable law, it may expire on the same date as the Permitted Bid.

The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Shareholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid that is made by way of a takeover bid circular to all holders of Common Shares or waive one or more of the requirements of a Permitted Bid or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a takeover bid made by way of a takeover bid circular to all holders of Common Shares.

The Board of Directors may also waive the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the Board of Directors.

With the majority consent of the shareholders or Rights holders at any time prior to the later of the Flip-in Event and the Separation Time, the Board of Directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of C$0.00001 each.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans, or various public bodies), and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not (and are not part of a group) making or proposing to make or to participate in a takeover bid.

Exemptions for Grandfathered Persons

Beneficial owners of more than 20% of the voting shares of the Corporation (determined as at the Record Time) are deemed to be grandfathered persons (each a “Grandfathered Person”) under the Shareholder Rights Plan and are exempt from the definition of an Acquiring Person. The exemption will cease to apply if the Grandfathered Person ceases to own more than 20% of the outstanding voting shares or becomes the beneficial owner of more than 1% of the number of outstanding voting shares then outstanding in addition to those voting shares that the person already holds. Pan Atlantic Bank & Trust Ltd. is deemed conclusively to be a Grandfathered Person under the Shareholder Rights Plan.

Exemptions for Lockup Agreements

A person is deemed not to be the beneficial owner of Common Shares solely because the holder of such Common Shares has agreed in a “Permitted Lockup Agreement” to deposit or tender those shares in acceptance of a takeover bid (the “Lockup Bid”) made by such person. In order for an agreement to constitute a Permitted Lockup Agreement, certain conditions must be met including, among other things, (i) any “breakup” fees payable to the bidder by the tendering shareholder cannot exceed the greater of 2.5% of the price or value of the consideration payable under the Lockup Bid and 50% of the amount by which the price or value of the consideration payable under another takeover bid or transaction exceeds the price or value of the consideration that would have been received under the Lockup Bid, (ii) the terms of the Permitted Lockup Agreement are publicly disclosed and a copy is made available to the public (including to the Corporation), and (iii) the Permitted Lockup Agreement permits the tendering shareholder to deposit or tender the Common Shares to another takeover bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lockup Bid or the number of Common Shares to be purchased under another takeover bid or transaction is at least 7% more than the number proposed to be purchased under the Lockup Bid.

The Board of Directors believes that the approval of the Shareholder Rights Plan is desirable since it will serve to promote the interests of the Company and its shareholders by strengthening the Company's ability to respond to takeover bids and permit the shareholders of the Company time to evaluate and to respond to such bids.

At the Meeting, shareholders will be asked to consider and, if thought fit, approve the Shareholder Rights Plan Resolution, the full text of which is attached hereto in Schedule “A”, approving the Shareholder Rights Plan. Approval of the Shareholder Rights Plan Resolution will be obtained if a majority of the votes cast are in favour and if the majority of the votes cast are in favour, excluding any “Grandfathered Persons”.

Removal of Pre-Existing Company Provisions and adoption of New Articles

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”). Accordingly, the Company is now subject to the BCBCA and is no longer governed by the Company Act. There are a number of differences between the BCBCA and the Company Act, which are designed to provide greater flexibility and efficiency for British Columbia companies. To take full advantage of the legislative opportunities offered by the BCBCA, management of the Company and the Board of Directors have reviewed the current articles of the Company (the “Existing Articles”) and the BCBCA to determine what changes, if any, can provide a benefit to the Company and its Shareholders. As a result of that review, management of the Company and the Board of Directors believe that it would be in the best interests of the Company to do the following:

(a)

remove the Pre-Existing Company Provisions that apply to the Company that relate to the restrictions contained in the Company Act and that are no longer required under the BCBCA; and

(b)

adopt a new set of articles (the “New Articles”) to replace its current articles (the “Existing Articles”).

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. Accordingly, the Company completed this mandatory transition on September 15, 2004.

Removal of Pre-Existing Company Provisions

As a pre-existing company under the Company Act, the Company is subject to provisions contained in the BCBCA, called the “Pre-Existing Company Provisions” or “PCPs”. Under the BCBCA, the Company has the option of no longer being subject to these PCPs, if the shareholders approve this change. The applicable provisions of the PCPs are the requirements under the Company Act that:

(a)

three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed;

(b)

if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer, subject to certain exceptions; and

(c)

if a company proposes to issue any shares, it must offer such shares on a proportionate basis to all shareholders holding the same class or series of shares, subject to certain exceptions.

As opposed to the three-quarters approval threshold in the Company Act, the BCBCA reduces the approval threshold for special resolutions to two-thirds of the votes cast at a general meeting. Accordingly, removal of the PCPs will reduce the level of approval required for special resolutions to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions and will allow special resolutions to be passed in a timely and efficient manner.

Under the Company Act, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer, subject to certain exceptions. The BCBCA does not contain a similar provision. While the exceptions to this proportionate purchase requirement will, in the vast majority of cases, allow the Company to purchase its common shares without having to extend the offer to purchase to all shareholders holding those common shares, management of the Company and the Board of Directors of the Company believe that this requirement may be overly restrictive in future transactions, where the ability to purchase some, but not all, of its common shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the PCPs, this requirement will no longer apply to the Company.

In order to take full advantage of the flexibility offered by the BCBCA, management of the Company and the Board of Directors of the Company believe that it would be in the best interests of the Company to remove the application of the PCPs.

At the Meeting, in order to remove the application of the PCPs, shareholders will be asked to consider and, if thought fit, to pass, with or without modification, a special resolution of the Company, the full text of which is attached hereto in Schedule “B”, removing the application of the PCPs, as provided for in the BCBCA, and altering the Notice of Articles of the Company accordingly. A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution. The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the removal of the application of the PCPs.

Adoption of New Articles

In reviewing the Company’s Existing Articles to determine what changes are necessary as a result of the BCBCA, management of the Company and the Board of Directors of the Company have sought to modernize the Company’s governing rules and to provide a more effective governance structure, while maintaining as many of the existing governing provisions as possible. As a result, many of the changes to the Existing Articles contained in the New Articles do not reflect substantive changes to the content of the Existing Articles. Rather, the proposed changes reflect the adoption of terminology or provisions that are mandated by the BCBCA. A discussion of the proposed substantive changes from the Existing Articles to the New Articles is set out in the attached Schedule “E”. Shareholders are encouraged to review these changes. For full particulars, please refer to the text of the Existing Articles and the proposed New Articles, a copy of which will be submitted to the Shareholders at the Meeting and is available at any time prior to the Meeting from the Company’s solicitors, Fraser Milner Casgrain LLP, Attention: Nicole A. Brown, by mail at 1 First Canadian Place, Suite 3900, 100 King Street West, Toronto, Ontario M5X 1B2, or by facsimile at (416) 863-4592.

At the Meeting, in order to adopt the New Articles, including all of the changes discussed in Schedule “E” to the Information Circular, shareholders will be asked to consider, and if thought fit, approve the special resolution, the full text of which is attached hereto in Schedule “C”, adopting the New Articles. A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution. The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the adoption of the New Articles.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Annual and Extraordinary General Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR Web site located at www.sedar.com “Company Profiles – Arizona Star Resource Corp.”. The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR Web site at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Paul A. Parisotto, President and CEO, at 220 Bay Street, Suite 1405, Toronto, Ontario M5J 2W4 (Phone: 416-359-7800).

SCHEDULE “A”

ARIZONA STAR RESOURCE CORP. SHAREHOLDER RIGHTS PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION that:

The Shareholder Rights Plan agreement dated as of November 9, 2005, between Arizona Star Resource Corp. (the “Company”) and Computershare Investor Services Inc., as the same may be amended prior to this annual and extraordinary general meeting, be and it is hereby ratified and confirmed; and

Any one director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.”

SCHEDULE “B”

ARIZONA STAR RESOURCE CORP. SPECIAL SHAREHOLDER RESOLUTION TO
REMOVE PREEXISTING COMPANY PROVISIONS

“BE IT RESOLVED AS A SPECIAL RESOLUTION that, subject to regulatory approval:

(a)

the Notice of Articles of Arizona Star Resource Corp. (the “Company”) be and they are hereby altered to remove the application of the Pre-Existing Company Provisions (as defined in the Business Corporations Act [British Columbia]);

(b)

the directors be and they are hereby authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Company in that regard; and

(c)

any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to perform all such acts and deeds and things and execute, under the corporate seal of the Company or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

SCHEDULE “C”

ARIZONA STAR RESOURCE CORP. SPECIAL SHAREHOLDER RESOLUTION

TO ADOPT NEW ARTICLES

“BE IT RESOLVED AS A SPECIAL RESOLUTION that, subject to regulatory approval:

(a)

the existing articles of the Company be and they are hereby cancelled and the new form of articles made available to the shareholders of the Company prior to the annual and extraordinary general meeting and submitted to the annual and extraordinary general meeting for approval, including the special rights and restrictions contained therein, be and they are hereby adopted as the articles of the Company in substitution for, and to the exclusion of, the existing articles;

(b)

the directors be and they are hereby authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Company in that regard; and

(c)

the directors and officers of the Company be and they are hereby authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

SCHEDULE “D”

AUDIT COMMITTEE

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the Audit Committee will be constituted. The following are currently members of the Audit Committee:

James S. Anthony	Independent(1)	Financially literate(2)
T. James Smolik	Independent(1)	Financially literate(2)
Rudi P. Fronk (Chairperson)	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work that the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed or billable by the Company’s external auditors in each of the last two fiscal years for audit and non-audit services are as follows:

Financial year	Audit	Audit related	Tax	All other
ending	fees(1)	fees(2)	fees(3)	fees(4)
2005	$23,525	Nil	$10,000	Nil
2004	$23,620	Nil	$11,100	Nil

(1)

The aggregate audit fees billed or billable.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed or billable for professional services rendered for tax compliance, tax advice, and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees”, and “Tax Fees”.

Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers, and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Arizona Star Resource Corp. (the “Company”).

1.0

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to: (a) assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and (c) be responsible for external and internal audit processes.

2.0

COMPOSITION AND MEMBERSHIP

The Board will appoint the members (“Members”) of the Committee after the annual general meeting of shareholders of the Company. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

The Committee will consist of three directors that meet the criteria for independence and financial literacy established by applicable laws and the rules of the stock exchange upon which the Company’s securities are listed, including Multilateral Instrument 52-110 – Audit Committees. In addition, each director will be free of any relationship that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

The Board will appoint one of the Members to act as the Chairman of the Committee. The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0

MEETINGS

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours’ advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company, or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as Chairman of the meeting.

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.0

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee are as follows:

4.1

Financial Reporting and Disclosure

(a)

Review and recommend to the Board for approval the quarterly financial statements, management discussion and analysis, financial reports, and any public release of financial information through press release or otherwise.

(b)

Review and recommend to the Board for approval the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis, and financial reports.

(c)

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature, and similar disclosure documents.

(d)

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles (“GAAP”), all with a view to gaining reasonable assurance that financial statements are accurate, complete, and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

4.2

Internal Controls and Audit

(a)

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records, and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time, the Committee will assess whether a formal internal audit department is necessary or desirable, having regard to the size and stage of development of the Company at any particular time.

(b)

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

(c)

Periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations.

(d)

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

(e)

Review annually insurance programs relating to the Company and its investments.

4.3

External Audit

(a)

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company and the compensation of the external auditors.

(b)

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review, or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

(c)

Review the results of the external audit and the report thereon, including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

(d)

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records, and systems, the cooperation the external auditors received during the course of their review; the availability of records, data; and other requested information; and any recommendations with respect thereto.

(e)

 Review the reasons for any proposed change in the external auditors that is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

(f)

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

(g)

 Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the external auditors or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues.

4.4

 Associated Responsibilities

(a)

Establish, monitor, and periodically review a whistleblower policy and associated procedures for:

(i)

the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(ii)

the confidential, anonymous submission by directors, officers, and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)

any violations of any applicable law, rule, or regulation that relates to corporate reporting and disclosure or violations of Arizona Star’s Code of Business Conduct & Ethics.

(b)

Review and approve the Company’s hiring policies regarding employees, partners, and former employees and partners of the present and former external auditor of the Company.

4.5

Non-Audit Services

(a)

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, but pre-approval by such member or members so delegated shall be presented to the full Audit Committee at its first-scheduled meeting following such pre-approval.

(b)

 Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks, including an assessment of the adequacy of insurance coverage maintained by the Company.

4.6

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, the Chairman, and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk, and control-related activities of the Company and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.0

 REPORTING

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

6.0

 ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding the Company and all directors, officers, and employees will be directed to cooperate as requested by members of the Committee. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants, and experts to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with internal and external auditors.

7.0

 REVIEW OF CHARTER

The Committee will review and assess, on an annual basis, the adequacy of this Charter and recommend any proposed changes to the Board for approval.

SCHEDULE “E”

PROPOSED CHANGES UNDER THE NEW ARTICLES OF

ARIZONA STAR RESOURCE CORP.

Set out below is discussion of the changes proposed under the New Articles. For full particulars, please refer to the text of the proposed New Articles, a copy of which will be submitted to the Meeting and is available at any time prior to the Meeting from the Company’s solicitors, Fraser Milner Casgrain LLP, Attention: Nicole A. Brown, by mail at 1 First Canadian Place, Suite 3900, 100 King Street West, Toronto, Ontario M5X 1B2, or by facsimile at (416) 863-4592.

These proposed changes to the New Articles include discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCBCA. The New Articles also incorporate a number of nonsubstantive changes, including the use of the new terminology adopted under the BCBCA. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the BCBCA. Many of these nonsubstantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the BCBCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Delivery of Documents to Shareholders

As a result of changes under the BCBCA, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the BCBCA, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services.

Directors Authority to Set Auditor’s Remuneration

Under the BCBCA, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Company Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Company Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the BCBCA, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Company Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. Management and the Board of Directors believe that reducing the level of approval required for special resolutions to two-thirds of the votes cast at a general meeting is consistent with the corporate statutes in other Canadian jurisdictions and will allow special resolutions to be passed in a timely and efficient manner.

Resolutions Required

Under the BCBCA, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the BCBCA reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the BCBCA, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the Company Act. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is very expensive for the Company, and results in unnecessary time delays and costs.

As a result, management and the Board of Directors is proposing that the New Articles provide for the following matters to require a directors’ resolution only, and not require a shareholders’ resolution:

(a)

a subdivision of all or any of the unissued, or fully paid issued, shares;

(b)

a consolidation of all or any of the unissued, or fully paid issued, shares; and

(c)

a change of name of the Company.

Other capital and share structure changes will continue to require the same level of shareholder approval as before the adoption of the New Articles. Management believes that it would be in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a president and secretary as officers and there had to be separate individuals holding those positions. In addition, the president was required to be a director of the Company. These were requirements under the Company Act. However, under the BCBCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the Board of Directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the Board of Directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Company Act. Under the BCBCA, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the BCBCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the BCBCA, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and contain provisions consistent with the BCBCA.

Directors Meetings

Under the BCBCA, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors. In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronic means, which allows for quicker and more efficient communication with directors of the Company.

Alternate Directors

Previously, the Existing Articles permitted directors to select and appoint an alternate director to serve on their behalf where a director was unable to attend a meeting. The provisions of the BCBCA have been updated with respect to alternate directors and, as such, the New Articles have also been updated to clarify the procedures respecting the appointment, powers and removal of alternate directors.

Indemnity Provisions

Under the Company Act, the Company could only indemnify directors where it obtained prior court approval. The Existing Articles provided for the Company to indemnify directors, officers, employees, agents and others, subject to the requirements of the Company Act. Under the BCBCA, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCBCA, the Company will be prohibited from paying an indemnity if:

(a)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)

the proceeding is brought against the party by the Company or an associated corporation, unless the court orders otherwise.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCBCA.

Requirements for Amendments to Class or Series Rights

Under the Company Act, where any rights or special rights attached to issued shares were to be amended in such a way that was prejudicial to the rights of a particular class or series, the following approvals were required:

(a)

a separate special resolution of the particular class or series being amended;

(b)

a separate special resolution of the holders of each other class or series; and

(c)

a special resolution of all of the shareholders of the Company.

Under the BCBCA, the resolution under item (b) above is no longer required. As a result, the New Articles has been drafted to only require, in the case of amendments to rights or special rights attaching to a particular class or series, a separate special resolution of the particular class or series being amended and a special resolution of all of the shareholders of the Company.

Quorum Requirements for Class Meetings

Under the Company Act, the quorum for a class meeting of holders of a particular class of shares of the Company was one person holding or representing by proxy 1/3 of the shares of that class. This requirement is also contained in the Existing Articles. The BCBCA does not contain this quorum requirement. Management believes that it is impractical to require a larger quorum for the transaction of business at a class meeting than at a regular shareholders meeting, and as a result, the class meeting quorum requirement under the New Articles is the same as the quorum requirement for regular shareholder meetings.

Use of Seal

The New Articles have been amended to include the updated BCBCA provisions relating to the use and attestation of the Company’s seal.